WATERPURE INTERNATIONAL, INC.
1600 Lower State Road, Doylestown, Pennsylvania 18901

September 29, 2006

John D. Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:  WaterPure International, Inc.
Form SB-2 filed on July 14, 2006
File No.: 333-135783

Dear Mr. Reynolds:

We are in receipt of your correspondence dated August 31, 2006, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1. We have amended the Registration Statement to only register shares for resale by selling shareholders who are not officers, directors and affiliates of the Registrant. This equates to approximately 27% of outstanding shares being registered for non-affiliates as opposed to 100% of the outstanding shares as indicated in the initial filing. Based on this change, the resale of shares by the selling shareholders would not be an offering “by or on behalf of” the Registrant and therefore the Registrant would not be deemed to be conducting an “at the market” primary offering under Rule 415. Disclosure indicating that the selling shareholders will sell at a fixed price of $.40 per share until such time as a market develops, if ever, has been provided. (See Prospectus Cover, Prospectus Summary and Plan of Distribution.) Also please see the disclosure discussion on page 1 under “The Company” which specifically states “The selling shareholders and any broker-dealers who act in connection with the sale of the shares of common stock hereunder may be deemed to be Underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on any sale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.”

2. Disclosure indicting that the selling shareholders could be deemed underwriters within the meaning of the Securities Act for the securities offered has been provided. Additional language discussing underwriter liability and how such liability may be avoided has also been provided. (See Prospectus Summary - third paragraph, and Plan of Distribution - third paragraph.)

September 28, 2006
Page Two

3. The signature page has been revised to include the signatures of the Principal Executive Officer, the Principal Accounting Officer and all of the Directors in accordance with the requirements of the Securities Act of 1933.

4. The financial statements have been updated through June 30, 2006 pursuant to Item 310(g) of Regulation S-B. In addition, we have provided a currently dated consent with this amendment to the registration statement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul S. Lipschutz

Paul S. Lipschutz
President